QuickLinks -- Click here to rapidly navigate through this document
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

AMX Corporation (Name of Issuer)
Common Stock, par value $0.01 per share (Title of Class of Securities)
00180C10 5 (CUSIP Number)

David L. Filkin
Vice President, Secretary and General Counsel
Duchossois Industries, Inc.
845 Larch Avenue
Elmhurst, Illinois 60126
(630) 279-3600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
February 15, 2005 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box    ☐.

        Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 18 Pages)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00180C10 5	Page 2 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) CRAIG J. DUCHOSSOIS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,166,592(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 2,166,592(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,592(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)

14	TYPE OF REPORTING PERSON* IN

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined below) described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
The calculation of the foregoing percentage is based on a total of 12,235,087 shares of AMX Corporation common stock outstanding as of February 14, 2005 as set forth in the Merger Agreement (as defined below) and the 2,166,592 shares of AMX Corporation common stock that may be deemed to be beneficially owned by the Reporting Persons as of February 15, 2005, pursuant to the Support Agreements.

CUSIP No. 00180C10 5	Page 3 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) THRALL OMNI COMPANY, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF, WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,166,592(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 2,166,592(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,592(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)

14	TYPE OF REPORTING PERSON* CO

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined below) described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
The calculation of the foregoing percentage is based on a total of 12,235,087 shares of AMX Corporation common stock outstanding as of February 14, 2005 as set forth in the Merger Agreement (as defined below) and the 2,166,592 shares of AMX Corporation common stock that may be deemed to be beneficially owned by the Reporting Persons as of February 15, 2005, pursuant to the Support Agreements.

CUSIP No. 00180C10 5	Page 4 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMHERST ACQUISITION CO.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,166,592(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 2,166,592(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,592(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)

14	TYPE OF REPORTING PERSON* CO

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined below) described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
The calculation of the foregoing percentage is based on a total of 12,235,087 shares of AMX Corporation common stock outstanding as of February 14, 2005 as set forth in the Merger Agreement (as defined below) and the 2,166,592 shares of AMX Corporation common stock that may be deemed to be beneficially owned by the Reporting Persons as of February 15, 2005, pursuant to the Support Agreements.

CUSIP No. 00180C10 5	Page 5 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) RICHARD L. DUCHOSSOIS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. CITIZEN

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,166,592(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 2,166,592(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,592(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)

14	TYPE OF REPORTING PERSON* IN

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined below) described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
The calculation of the foregoing percentage is based on a total of 12,235,087 shares of AMX Corporation common stock outstanding as of February 14, 2005 as set forth in the Merger Agreement (as defined below) and the 2,166,592 shares of AMX Corporation common stock that may be deemed to be beneficially owned by the Reporting Persons as of February 15, 2005, pursuant to the Support Agreements.

CUSIP No. 00180C10 5	Page 6 of 18 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DUCHOSSOIS INDUSTRIES, INC.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*			(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS* WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION ILLINOIS

NUMBER OF SHARES		7	SOLE VOTING POWER None
BENEFICIALLY
OWNED BY EACH		8	SHARED VOTING POWER 2,166,592(1)
REPORTING
PERSON WITH		9	SOLE DISPOSITIVE POWER None

		10	SHARED DISPOSITIVE POWER 2,166,592(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,166,592(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.7%(2)

14	TYPE OF REPORTING PERSON* CO

*
SEE INSTRUCTIONS BEFORE FILLING OUT

(1)
Beneficial ownership of the common stock referred to herein is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such shares as a result of the Support Agreements (as defined below) described in Items 3, 4 and 5 hereof. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Shares (as defined below) referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(2)
The calculation of the foregoing percentage is based on a total of 12,235,087 shares of AMX Corporation common stock outstanding as of February 14, 2005 as set forth in the Merger Agreement (as defined below) and the 2,166,592 shares of AMX Corporation common stock that may be deemed to be beneficially owned by the Reporting Persons as of February 15, 2005, pursuant to the Support Agreements.

Item 1. Security and Issuer

        This statement relates to 2,166,592 shares (the "Shares") of the common stock, par value $0.01 per share (the "Common Stock"), of AMX Corporation, a Texas corporation ("AMX"), whose principal executive offices are located at 3000 Research Drive, Richardson, Texas 75082.

Item 2. Identity and Background

        This statement is filed jointly by Craig J. Duchossois, Thrall Omni Company, Inc., a Delaware corporation ("Thrall Omni"), Amherst Acquisition Co., a Texas corporation ("Subcorp"), Richard L. Duchossois, and Duchossois Industries, Inc., an Illinois corporation ("DII") (Thrall Omni, Subcorp, DII, Craig J. Duchossois and Richard L. Duchossois are hereinafter referred to individually as a "Reporting Person" and collectively as the "Reporting Persons"). The agreement by and among the Reporting Persons relating to the joint filing of this statement is attached as Exhibit 1 hereto.

        Thrall Omni owns publicly traded securities and debt instruments of its affiliates. Thrall Omni is a Delaware corporation with its principal office located at 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix A hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of Thrall Omni.

        Subcorp was incorporated February 11, 2005 for the purpose of merging with and into AMX pursuant to the Merger Agreement (as defined below) and has engaged in no business other than in connection with the transactions contemplated by the Merger Agreement and the Support Agreements (defined below). Subcorp is a Texas corporation with its principal office located at 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix B hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of Subcorp.

        DII, through its subsidiaries, engages in the manufacture of commercial and consumer access control devices and precision machined metal products, and has interests in entertainment, transportation and venture capital. DII is an Illinois corporation with its principal office located at 845 Larch Avenue, Elmhurst, Illinois 60126. Appendix C hereto, which is incorporated herein by this reference, sets forth the name, business address, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) and the citizenship of the directors and executive officers of DII.

        Craig J. Duchossois is principally employed as the Chief Executive Officer of DII. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States.

        Richard L. Duchossois is principally employed as the Chairman of DII. His business address is 845 Larch Avenue, Elmhurst, Illinois 60126. He is a citizen of the United States.

        During the last five years, none of the Reporting Persons and, to the knowledge of each of the Reporting Persons, none of the persons listed on Appendices A, B or C attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        As more fully described in response to Item 4, the Shares to which this statement relates have not been purchased by the Reporting Persons. As a condition of, and an inducement to, Thrall Omni's entering into the Merger Agreement described in Item 4 and in consideration thereof, certain shareholders of AMX (collectively, the "Principal Shareholders") entered into Support/Tender Agreements dated as of February 15, 2005, whereby each Principal Shareholder agreed to vote all of the Shares beneficially owned by such Principal Shareholder in favor of the Merger (as defined below) (collectively, the "Support Agreements"). None of the Reporting Persons or, to the knowledge of any of them, any of the persons listed on Appendices A, B or C attached hereto, paid additional consideration to the Principal Shareholders in connection with the execution and delivery of the Support Agreements. For a description of the Support Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

        A description of the source and amount of funds required to purchase the shares of Common Stock in the Offer (as defined 4 below) pursuant to the Merger Agreement is contained in Section 12 of the Offer to Purchase dated February 24, 2005 filed as Exhibit (a)(1)(A) to the Schedule TO filed by DII, Thrall Omni and Subcorp on February 24, 2005, which description is incorporated in this Schedule 13D by reference. Other than as described in such Offer to Purchase, none of the Reporting Persons or, to the knowledge of any of them, any of the persons listed on Appendices A, B or C attached hereto, will pay any additional consideration or use funds from any other source to purchase the shares of Common Stock in the Offer.

        References to, and descriptions of, the Merger Agreement and the Support Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, respectively, copies of which are filed as Exhibit 2 and Exhibits 3, 4 and 5, respectively, to this statement and which are incorporated by reference in this Item 3 in their entirety where such references and descriptions appear.

Item 4. Purpose of Transaction

        Thrall Omni and the Principal Shareholders entered into the Support Agreements as a condition of, and an inducement to, Thrall Omni's willingness to enter into the Agreement and Plan of Merger (the "Merger Agreement"), dated as of February 15, 2005, by and among Thrall Omni, Subcorp and AMX. The Merger Agreement provides, among other things, that Subcorp will offer to purchase (the "Offer") all of the outstanding shares of Common Stock at a purchase price of $22.50 per share, net to the seller in cash, without interest. Pursuant to the Merger Agreement, Subcorp will be merged with and into AMX (the "Merger"), with AMX continuing as the surviving corporation (the "Surviving Corporation"). Pursuant to the Merger Agreement, at the effective time of the Merger (the "Effective Time"), each share of Common Stock outstanding immediately prior to the Effective Time (other than shares of Common Stock held by Thrall Omni, Subcorp or AMX or any of their respective subsidiaries, and other than shares of Common Stock that are held by shareholders, if any, who properly exercise their dissenters' rights) will be converted into the right to receive $22.50 in cash, without interest (the "Merger Consideration"). A more complete description of the Merger Agreement is contained in Section 11(b) of the Offer to Purchase dated February 24, 2005 filed as Exhibit (a)(1)(A) to the Schedule TO filed by DII, Thrall Omni and Subcorp on February 24, 2005, which description is incorporated in this Schedule 13D by reference.

        The Merger is subject to customary closing conditions as more fully described in the Merger Agreement.

        Concurrently with the execution of the Merger Agreement, Thrall Omni and the Principal Shareholders entered into the Support Agreements. The Principal Shareholders are Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf, Peter York and Scott Miller. As set forth in the Support Agreements, the Principal Shareholders are the record and/or beneficial owners of an aggregate of 2,166,592 shares of Common Stock representing approximately 17.7% of the shares of Common Stock on the date of the Merger Agreement (based on the 12,235,087 shares of Common Stock set forth in the Merger Agreement as being issued and outstanding on February 14, 2005). Certain Principal Shareholders also hold options to acquire shares of Common Stock, and, under the terms of the Support Agreements, any shares of Common Stock received by the Principal Shareholders upon the exercise of such options will be subject to the provisions of the Support Agreements.

        Pursuant to the Support Agreements, each Principal Shareholder agreed to tender all of the Shares owned by it in accordance with the terms of the Offer and within seven days of the commencement of the Offer. Each Principal Shareholder also agreed not to withdraw its Shares from the Offer.

        Pursuant to the Support Agreements, each Principal Shareholder also agreed to vote, and also irrevocably appointed Thrall Omni or Thrall Omni's designee as such Principal Shareholder's proxy to vote, all of the Shares it beneficially owns (i) in favor of the Merger, (ii) against any action or agreement that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of AMX under the Merger Agreement, and (iii) against any action or agreement (other than the Merger Agreement or the transactions contemplated by the Merger Agreement) that would, directly or indirectly, impede, interfere with, delay, postpone or, directly or indirectly, discourage the Offer or the Merger.

        Pursuant to the Support Agreements, each Principal Shareholder also agreed that it will not during the term of the applicable Support Agreement (the "Term") take any action to frustrate or interfere with the Offer, the Merger, the Merger Agreement or the transactions contemplated by the Merger Agreement. Each Principal Shareholder also agreed that it will not, and will not permit any of its subsidiaries (as defined in the Merger Agreement) or any of its directors, officers, employees, investment bankers, lawyers, accountants, agents or representatives (collectively, "Representatives"), directly or indirectly, to: (i) solicit, initiate, encourage or facilitate, or furnish or otherwise disclose nonpublic information in furtherance of, or take any other action to facilitate, any inquiries or the making of any proposal that constitutes or may reasonably be expected to lead to (A) a merger, consolidation, dissolution, recapitalization or other business combination involving AMX, (B) the issuance by AMX of more than 30% of its equity securities as consideration for the assets or securities of another person or entity, or (C) the acquisition, directly or indirectly, of over 30% of the equity securities of AMX, in each case other than the transactions provided for in the Merger Agreement and the Support Agreements (each, a "Competing Transaction"), (ii) negotiate or otherwise engage or participate in discussions with any person or entity with respect to any proposal that constitutes or may reasonably be expected to lead to a Competing Transaction, or (iii) enter into any agreement, arrangement or understanding requiring AMX or any Principal Shareholder to abandon, terminate or fail to consummate the Offer, the Merger or any other transactions contemplated by the Merger Agreement or the applicable Support Agreement, or to otherwise assist in the effectuation of any Acquisition Agreement (as defined in the Merger Agreement) with respect to a Competing Transaction; provided, however, that, during the Term, each of the Principal Shareholders may negotiate or otherwise engage or participate in discussions with, or furnish or disclose information to, any person that makes a written proposal for a Competing Transaction that was not solicited, encouraged or facilitated by any Principal Shareholder in violation of the terms of the applicable Support Agreement to the extent (but only to the extent) AMX is so entitled to do so, and is actually doing so, with such person under Section 6.3(b) of the Merger Agreement. Each Principal Shareholder must advise Thrall Omni of the receipt, directly or indirectly, of any inquiries or proposals or participation in discussions or negotiations, relating to a proposal that constitutes or may reasonably be expected to lead to a Competing Transaction in the same manner as is required of AMX under the Merger Agreement under similar circumstances.

        The Support Agreements terminate upon the earlier to occur of (i) the Effective Time and (ii) the termination of the Merger Agreement in accordance with its terms.

        The Merger Agreement provides that at the Effective Time the articles of incorporation of the Surviving Corporation will be amended as set forth in Appendix B to the Merger Agreement and the bylaws of Subcorp will be the bylaws of the Surviving Corporation. The Merger Agreement also provides that, at the Effective Time, (i) subject to Section 1.3 of the Merger Agreement, the directors of Subcorp will be the directors of the Surviving Corporation and (ii) the officers of AMX will be the officers of the Surviving Corporation.

        Thrall Omni anticipates that, if the Merger is completed in accordance with the Merger Agreement, AMX will become a wholly-owned subsidiary of Thrall Omni, that Thrall Omni will seek to cause the Common Stock to be removed from quotation on the Nasdaq National Market and that the Common Stock would become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

        Thrall Omni currently intends to seek to cause AMX to terminate the registration of the Common Stock under the Exchange Act as soon after consummation of the Offer as the requirements for termination of registration are met.

        Other than as described in this Item 4, the Reporting Persons and, to the knowledge of each of them, the persons listed on Appendices A, B or C attached hereto, have no plans or proposals which would relate to or result in any of the matters listed in paragraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Persons reserve the right to formulate specific plans and proposals with respect to, or change their intentions regarding, any or all of the foregoing, subject to the terms of the Merger Agreement and the Support Agreements).

        The information set forth, or incorporated by reference, in Items 3, 5 and 6 of this statement is hereby incorporated by this reference in this Item 4.

        References to, and descriptions of, the Merger Agreement and the Support Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, respectively, copies of which are filed as Exhibit 2 and Exhibits 3, 4 and 5, respectively, to this statement and which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer

        (a) and (b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, the Reporting Persons, by reason of the execution and delivery of the Support Agreements, may be deemed to have shared voting power and/or shared dispositive power with respect to (and therefore beneficially own within the meaning of Rule 13d-3 under the Exchange Act) 2,166,592 shares of Common Stock, representing 17.7% of the issued and outstanding Common Stock. With respect to the voting of the Shares, Thrall Omni (or its designee) has the power to vote or cause the vote of the Shares in accordance with the terms of the Support Agreements.

        By virtue of his position as a director and executive officer and, as described on Appendix A, his ability to vote a majority of the outstanding shares of Thrall Omni, Craig J. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the Shares.

        By virtue of the relationship between DII and Thrall Omni, in connection with this transaction, DII, for purposes of Rule 13d-3, may be deemed to beneficially own the Shares.

        By virtue of his position as a director and executive officer and, as described on Appendix C, his ability to direct the voting and investment decisions of DII, Richard L. Duchossois, for purposes of Rule 13d-3, may be deemed to beneficially own the Shares.

        Except as set forth in this Item 5, none of the Reporting Persons or, to the knowledge of any Reporting Person, any person identified in Appendices A, B or C hereto, beneficially owns or has the power to vote or cause the vote of any shares of Common Stock.

        Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

        (c)   Except for the execution and delivery of the Support Agreements and the Merger Agreement, no transactions in the shares of Common Stock were effected by any Reporting Person or, to the knowledge of any Reporting Person, any person identified in Appendices A-C hereto, during the 60 days prior to the date hereof.

        (d)   Not applicable.

        (e)   Not applicable.

        References to, and descriptions of, the Merger Agreement and the Support Agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Support Agreements, respectively, copies of which are filed as Exhibit 2 and Exhibits 3, 4 and 5, respectively, to this statement and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

        DII and AMX are parties to a Confidentiality Agreement, dated as of November 23, 2004, as amended (the "Confidentiality Agreement").

        Among other things, the Confidentiality Agreement provides that until November 23, 2006, DII and any affiliates controlled by DII may not, directly or indirectly, unless specifically invited in writing by AMX, in any manner (i) acquire, offer or propose to acquire, solicit an offer to sell or agree to acquire, directly or indirectly, alone or in concert with others, by purchase or otherwise, any direct or indirect beneficial interest in any voting securities of AMX or direct or indirect rights, warrants or options to acquire, or securities convertible into or exchangeable for, any voting securities of AMX; (ii) make, or in any way participate in, directly or indirectly, alone or in concert with others, any "solicitation" of "proxies" to vote (as such terms are used in the proxy rules of the Exchange Act) or seek to advise or influence in any manner whatsoever any Person (as defined in the Confidentiality Agreement) with respect to the voting of any voting securities of AMX; (iii) form, join or any way participate in a "group" (other than such "group" formed by DII and affiliates controlled by DII) within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of AMX; (iv) acquire, offer to acquire or agree to acquire, directly or indirectly, alone or in concert with others, by purchase, exchange or otherwise, (A) any of the assets, tangible or intangible, of AMX or any of its affiliates or (B) direct or indirect rights, warrants or options to acquire any assets of AMX or any of its affiliates, except for such assets as are then being offered for sale by AMX or any of its affiliates; (v) arrange, or in any way participate, directly or indirectly, in any financing for the purchase of any voting securities of AMX or any securities convertible into or exchangeable or exercisable for any voting securities or assets of AMX, except for such assets as are then being offered for sale by AMX or any of its affiliates; (vi) otherwise act, alone or in concert with others, to seek to propose to AMX or any of its shareholders any merger, business combination, restructuring, recapitalization or other transaction to or with AMX or otherwise seek, alone or in concert with others, to control, change or influence the management, board of directors or policies of AMX or nominate any person as a director who is not nominated by the then incumbent directors, or propose any matter to be voted upon by the shareholders of AMX; (vii) make any request or proposal to amend, waive or terminate any provision of the Confidentiality Agreement described in (i) - (vi) of this paragraph; or (viii) take any action that would result in AMX having to make a public announcement regarding any of the matters referred to in (i) - (vii) of this paragraph, or announce an intention to do, or enter into any arrangement or understanding or discussions with others to do, any of the actions restricted or prohibited under (i) - (vii) of this paragraph.

        Pursuant to the Merger Agreement, Subcorp agreed to be bound by the terms of the Confidentiality Agreement as if it were a party thereto. Pursuant to the Merger Agreement, the Confidentiality Agreement is amended to delete any provisions that conflict with the Merger Agreement, including, without limitation, those described in (i) - (viii) of the preceding paragraph;

provided, however, that in the event of a termination of the Merger Agreement, the provisions described in (i) - (viii) of the preceding paragraph will be reinstated.

        References to, and descriptions of, the Confidentiality Agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit 6 to this statement and which is incorporated by reference in this Item 6 in its entirety where such references and descriptions appear.

        To the knowledge of the Reporting Persons, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of AMX.

Item 7. Material to be Filed as Exhibits

1.
Joint Filing Agreement, dated February 24, 2005, by and between Craig J. Duchossois, Thrall Omni Company, Inc., Amherst Acquisition Co., Richard L. Duchossois and Duchossois Industries, Inc.

2.
Agreement and Plan of Merger, dated as of February 15, 2005, by and among Thrall Omni Company, Inc., Amherst Acquisition Co. and AMX Corporation (incorporated to this Schedule 13D by reference to Exhibit (d)(1) to the Schedule TO filed by Thrall Omni on February 24, 2005).

3.
Support/Tender Agreement, dated as of February 15, 2005, by and among Chris Apple, Steven Byars, Robert Carroll, Carl Evans, Patrick Gallagher, Larry Goldstein, Peter Nohren, Scott Norder, Michael Olinger, David Richard, Rashid Skaf and Thrall Omni Company, Inc. (incorporated to this Schedule 13D by reference to Exhibit (d)(2) to the Schedule TO filed by Thrall Omni on February 24, 2005).

4.
Support/Tender Agreement, dated as of February 15, 2005, by and between Thrall Omni Company, Inc. and Peter D. York (incorporated to this Schedule 13D by reference to Exhibit (d)(3) to the Schedule TO filed by Thrall Omni on February 24, 2005).

5.
Support/Tender Agreement, dated as of February 15, 2005, by and between Thrall Omni Company, Inc. and Scott D. Miller (incorporated to this Schedule 13D by reference to Exhibit (d)(4) to the Schedule TO filed by Thrall Omni on February 24, 2005).

6.
Confidentiality Agreement, dated November 23, 2004 by and between Duchossois Industries, Inc. and AMX Corporation (incorporated to this Schedule 13D by reference to Exhibit (d)(5) to the Schedule TO filed by Thrall Omni on February 24, 2005).

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: February 24, 2005

/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois
THRALL OMNI COMPANY, INC.
/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois, President
AMHERST ACQUISITION CO.
/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois, President
/s/ RICHARD L. DUCHOSSOIS Richard L. Duchossois
DUCHOSSOIS INDUSTRIES, INC.
/s/ CRAIG J. DUCHOSSOIS Craig J. Duchossois, Chief Executive Officer

APPENDIX A

        Information Concerning Executive Officers and Directors of Thrall Omni Company, Inc.

        The current executive officers and directors of Thrall Omni Company, Inc. are listed below. Each of these individuals is a citizen of the United States of America. Unless otherwise indicated, all positions set forth below an individual's name refer to positions within Thrall Omni Company, Inc.

Name, Position and Business Address	Principal Occupation
Craig J. Duchossois Chairman and President 845 Larch Avenue Elmhurst, Illinois 60126	Chief Executive Officer of Duchossois Industries, Inc.
Kimberly T. Duchossois Director 845 Larch Avenue Elmhurst, Illinois 60126	Homemaker
R. Bruce Duchossois Director 494 Powderhouse Road, SE Aiken, South Carolina 29801	President of D&W Group, Inc.(1)
Richard L. Duchossois Vice Chairman 845 Larch Avenue Elmhurst, Illinois 60126	Chairman of Duchossois Industries, Inc.
Dayle P. Duchossois-Fortino Director 845 Larch Avenue Elmhurst, Illinois 60126	Homemaker
Robert L. Fealy Director and Chief Financial Officer 845 Larch Avenue Elmhurst, Illinois 60126	Chief Financial Officer of Duchossois Industries, Inc.
David L. Filkin Secretary 845 Larch Avenue Elmhurst, Illinois 60126	Vice President and General Counsel of Duchossois Industries, Inc.
Michael E. Flannery Director 2525 Stemmons Freeway Dallas, Texas 75207	Consultant to Trinity Industries, Inc.(2)
Charles A. Mapp Director 845 Larch Avenue Elmhurst, Illinois 60126	Retired

Colleen M. O'Connor Vice President and Treasurer 845 Larch Avenue Elmhurst, Illinois 60126	Vice President and Treasurer of Duchossois Industries, Inc.
Mary Wong Assistant Treasurer and Assistant Secretary 845 Larch Avenue Elmhurst, Illinois 60126	Vice President of Tax of Duchossois Industries, Inc.

(1)
The principal address of D&W Group, Inc., a South Carolina corporation, is 494 Powderhouse Road, SE, Aiken, South Carolina 29801. D&W Group, Inc. owns a single-family rental home and a 64-acre parcel of land used in steeple chases and horse shows.

(2)
The principal address of Trinity Industries, Inc., a Delaware corporation, is 2525 Stemmons Freeway, Dallas, Texas 75207-2401. Trinity Industries, Inc. is engaged in the manufacturing and, marketing of railcars, inland barges, concrete, and aggregates, highway safety products, beams and girders used in highway construction, weld pipe fittings and tank containers. In addition, Trinity Industries, Inc. leases railcars to its customers through a captive leasing business, Trinity Industries Leasing Company.

        The shares of Thrall Omni are owned by various individuals and trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor or an investment committee. By virtue of his position as sole trustee or his control of a majority of the votes of the investment committee of certain of these trusts, Craig J. Duchossois controls a majority of the outstanding shares of Thrall Omni. Information with respect to Craig J. Duchossois is set forth above and in the body of the Schedule 13D.

APPENDIX B

        Information Concerning Executive Officers and Directors of Amherst Acquisition Co.

        The current executive officers and directors of Amherst Acquisition Co. are listed below. Each of these individuals is a citizen of the United States of America. Unless otherwise indicated, all positions set forth below an individual's name refer to positions within Amherst Acquisition Co.

Name, Position and Business Address	Principal Occupation
Craig J. Duchossois Director and President 845 Larch Avenue Elmhurst, Illinois 60126	Chief Executive Officer of Duchossois Industries, Inc.
Richard L. Duchossois Director 845 Larch Avenue Elmhurst, Illinois 60126	Chairman of Duchossois Industries, Inc.
Robert L. Fealy Director and Chief Financial Officer 845 Larch Avenue Elmhurst, Illinois 60126	Chief Financial Officer of Duchossois Industries, Inc.
David L. Filkin Secretary 845 Larch Avenue Elmhurst, Illinois 60126	Vice President and General Counsel of Duchossois Industries, Inc.
Colleen M. O'Connor Treasurer 845 Larch Avenue Elmhurst, Illinois 60126	Vice President and Treasurer of Duchossois Industries, Inc.
Mary Wong Assistant Treasurer and Assistant Secretary 845 Larch Avenue Elmhurst, Illinois 60126	Vice President of Tax of Duchossois Industries, Inc.

APPENDIX C

        Information Concerning Executive Officers and Directors of Duchossois Industries, Inc.

        The current executive officers and directors of Duchossois Industries, Inc. are listed below. Each of these individuals is a citizen of the United States of America. Unless otherwise indicated, all positions set forth below an individual's name refer to positions within Duchossois Industries, Inc. If no principal occupation is stated for an individual, such individual's principal occupation is the position within Duchossois Industries, Inc. listed below such individual's name

Name, Position and Business Address	Principal Occupation
Craig J. Duchossois Chief Executive Officer and Director 845 Larch Avenue Elmhurst, Illinois 60126
Kimberly T. Duchossois Director 845 Larch Avenue Elmhurst, Illinois 60126	Homemaker
R. Bruce Duchossois Director 494 Powderhouse Road, SE Aiken, South Carolina 29801	President of D&W Group, Inc.(1)
Richard L. Duchossois Chairman and Director 845 Larch Avenue Elmhurst, Illinois 60126
Dayle P. Duchossois-Fortino Director 845 Larch Avenue Elmhurst, Illinois 60126	Homemaker
Robert L. Fealy Chief Financial Officer and Director 845 Larch Avenue Elmhurst, Illinois 60126
David L. Filkin Vice President, General Counsel and Secretary 845 Larch Avenue Elmhurst, Illinois 60126
Michael E. Flannery Director 2525 Stemmons Freeway Dallas, Texas 75207	Consultant to Trinity Industries, Inc.(2)
Charles A. Mapp Director 845 Larch Avenue Elmhurst, Illinois 60126	Retired

Colleen M. O'Connor Vice President and Treasurer 845 Larch Avenue Elmhurst, Illinois 60126
Mary Wong Vice President of Taxes 845 Larch Avenue Elmhurst, Illinois 60126

(1)
The principal address of D&W Group, Inc., a South Carolina corporation, is 494 Powderhouse Road, SE, Aiken, South Carolina 29801. D&W Group, Inc. owns a single-family rental home and a 64-acre parcel of land used in steeple chases and horse shows.

(2)
The principal address of Trinity Industries, Inc., a Delaware corporation, is 2525 Stemmons Freeway, Dallas, Texas 75207-2401. Trinity Industries, Inc. is engaged in the manufacturing and, marketing of railcars, inland barges, concrete, and aggregates, highway safety products, beams and girders used in highway construction, weld pipe fittings and tank containers. In addition, Trinity Industries, Inc. leases railcars to its customers through a captive leasing business, Trinity Industries Leasing Company.

        The shares of DII are owned by various trusts. The voting and disposition decisions of each trust are controlled by either a trustee, a business advisor, an investment advisor or an investment committee. By virtue of his position as sole trustee or sole investment advisor of certain of these trusts, Richard L. Duchossois controls a majority of the outstanding shares of DII. Information with respect to Richard L. Duchossois is set forth above and in the body of the Schedule 13D.

QuickLinks

APPENDIX A
APPENDIX B
APPENDIX C